1 May 1998

Carl A. Marguerite
Sage Laboratories, Inc.
11 Huron Drive
Natick, Massachusetts  01760-1338

            Re:   Subject to Definitive Agreements

FAX 001 508 653 5715

Dear Carl:

SAGE LABORATORIES, INC. ("THE COMPANY")

I refer to your conversation with David Rhodes yesterday and on behalf of the board of Filtronic plc confirm that we wish to proceed with the acquisition of the Company on the basis set out in my letter dated 2 April at a price of $17.50 per share. I am instructed to inform you that the proposed price will not be improved upon.

This matter remains subject inter alia to completion of our due diligence and satisfactory definitive agreements. Until definitive agreements are entered into we shall be under no obligation to proceed.

I trust that this is sufficient for your present purposes.

Yours sincerely,

Chris Schofield
COMPANY SECRETARY AND SOLICITOR